July 29, 2016

BY EDGAR AND FEDEX

Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Insulet Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 29, 2016
File No. 001-33462

Dear Mr. James:

Set forth below are the responses of Insulet Corporation (Insulet or the Company) to the staff’s letter of comment, dated June 30, 2016 (the Comment Letter), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Patents, page 7

1.	Please tell us when your patents expire. See Regulation S-K Item 101(c)(1)(iv).

Response:

The issued United States patents referenced in our Form 10-K for the Fiscal Year Ended December 31, 2015 have expiration dates that range from 2020 through 2031. We respectfully acknowledge the Staff’s comments and we will include this information in future filings.

Mr. Martin James
July 29, 2016

Government Regulation, page 9

2.	Please tell us the nature of the FDA inspectional observations that you mention in the last sentence of the second paragraph on page 11.

Response:

The FDA inspectional observations received on December 11, 2015 identified issues in product design control, proper assessment of design changes and procedural opportunities in device acceptance which were all specifically related to the Field Safety Notification of July 2015. Insulet has worked closely with the FDA to address these observations.  We have received no objections to date on the responses provided to the FDA and we are awaiting final closure from the FDA.

Third-Party Reimbursement, page 13

3.	Please tell us whether any material private third-party payers have declined to reimburse expenses for products like yours, other than in the “limited number of cases” that you mention in the second sentence of the third paragraph of this section.

Response:

In the United States, our products are generally reimbursed by third-party payors, and we bill those payors for products provided to patients. There are no material private third-party payors that have declined to reimburse expenses for our products for their overall covered lives population.  As disclosed, in certain cases, some third-party payors have declined to reimburse us for a particular patient because such patient failed to meet its criteria, most often because the patient already received reimbursement for an insulin pump from that payor within the warranty period, which is generally four years, or because the patient did not meet their medical criteria for an insulin infusion device.  Reimbursement may also be declined by specific employer self-insurance plans based on specific provisions within those individual plans.  This represents a much smaller subset of our overall potential patient population and is not believed to be material to our business.

Risk Factors, page 13

Our ability to grow our revenue, page 28

4.	Please tell us the names of the customers mentioned in the third sentence of the second paragraph of this risk factor. Also provide us your analysis of whether these names must be disclosed per Regulation S-K Item 101(c)(1)(vii).

Mr. Martin James
July 29, 2016

Response:

The significant customers discussed in the risk factor that make up over 10 percent of consolidated revenue are Ypsomed Distribution AG, our exclusive European distributor, and RGH Enterprises, Inc., one of our distributors in the United States, for each of the years ended December 31, 2014 and 2015.  For the year ended December 31, 2013, RGH Enterprises, Inc. represents the only customer with revenue in excess of 10 percent of consolidated revenues. We respectfully acknowledge the Staff's comment and, in future filings, we will disclose the names of those customers that comprise over 10% of the Company’s consolidated revenue, in accordance with the guidance in Item 101(c)(1)(vii).

Management’s Discussion and Analysis, page 37

Results of Operations, page 39

5.	Please tell us the amount of OmniPod revenue separate from the amount of revenue from your handheld Personal Diabetes Manager device during each period presented in this filing and in your Form 10-Q for the fiscal quarter ended March 31, 2016. Address in your response (1) whether these separate results provide clarification regarding your disclosure related to the effect of customer retention or new patient starts, and (2) whether the information is required to be disclosed per Regulation S-K Item 101(c)(1)(i) or as a trend per Regulation S-K Item 303. In this regard, we note your reference to your product lines on page 39.

Response:

We respectfully acknowledge the Staff's comment. Sales of the Personal Diabetes Manager (PDM) and other accessories (which accessories are typically packaged together with the PDM and sold collectively, not separately) represent less than six percent of consolidated sales for each of the periods presented in the Form 10-K for the year ended December 31, 2015 and for each of the periods presented in the Form 10-Q for the quarter ended March 31, 2016. With respect to the OmniPod system, more than 90 percent of the system revenue was from stand-alone sales of the OmniPod disposable device for each of the periods presented in the Form 10-K for the year ended December 31, 2015 and for each of the periods presented in the Form 10-Q for the quarter ended March 31, 2016.  The remaining amount, which represents less than approximately 10 percent of system revenue, was attributable to sales of the PDM and other accessories. More specifically, revenue from the sales of the PDM and accessories were approximately $11.6M, $11.3M, and $14.2M for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively. Revenue from the sales of the PDM and accessories were approximately $2.5M and $2.8M for the quarters ended March 31, 2015 and March 31, 2016, respectively. PDM sales may be made for a variety of reasons including new patient starts and replacements made for existing customers after expiration of the original warranty period. Due to the relative insignificance of revenue attributable to the PDM, we do not believe the relative revenue between the OmniPod device and the PDM is meaningful to identifying or understanding trends or uncertainties that would have a material impact on our revenue, or provide clarification regarding the effect of customer retention or new patient starts. Furthermore, changes in PDM revenue in any given period may be from other factors such as customer mix, pricing, or new product offerings. As the PDM sales are not meaningful to trends, are within the same class of products as the OmniPod device, and are less than 10 percent of total consolidated revenue, we determined no additional disclosure was warranted in accordance with Regulation S-K Item 303 and Regulation S-K Item 101(c)(1)(i) for each of the respective periods.

Mr. Martin James
July 29, 2016

6.	Please tell us with specificity the nature and causes of the “ordering patterns” that led to the changes mentioned in this section and on page 27 of your Form 10-Q for the fiscal quarter ended March 31, 2016. Address in your response the effect of any minimum purchase obligations. Also tell us the magnitude of these changes and the offsetting factors disclosed in your “Revenue” discussion and analysis in the Form 10-K and Form 10-Q. In your response, please ensure that the extent of customer retention and the extent of your installed base growth in the relevant periods are clear.

Response:

During the twelve months ended December 31, 2014, our U.S. and international distributors built up a level of safety stock, among other reasons, we believe, to mitigate risk associated with potential production capacity restraints and their ability to meet end-user demand.  During the first quarter of 2015, our U.S. distributors reduced days-on-hand inventory as we increased our production capacity and demonstrated the ability to supply high-quality product to meet customer demand.  During the first and second quarters of 2015, the improved production capacity enabled our international distributor to reduce on-hand inventory levels to better manage their working capital and offset the financial impact of the strength of the U.S. dollar on their business.  This change in ordering patterns was not driven by minimum purchase obligations and was not a result of changes in our customer retention or installed base growth.  While we are unable to quantify the exact magnitude of the impact of the change in ordering patterns, we believe the factors driving the changes for both U.S. OmniPod and International OmniPod were disclosed in order of magnitude.  That is, the increased U.S. OmniPod revenue was primarily driven by growth in installed base and the change in distributor ordering patterns was less significant, whereas the change in International OmniPod revenue was primarily a result of the unfavorable distributor ordering patterns in the first quarter of 2015 and the increase in installed base was less significant, but still an important factor.

7.	We note your reference to a reduction in royalty revenue. Please tell us the total royalty revenue in each period presented and the nature of your business that generates royalty revenue.

Response:

Our consolidated revenue included royalty revenue of $3.5 million, $6.7 million and $6.9 million in the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.  Our rights to incorporate the FreeStyle blood glucose meter into the OmniPod System are governed by a development and license agreement with Abbott Diabetes Care, Inc. (Abbott).  Under the terms of this agreement, Abbott pays us a royalty for qualified new patient starts which is the primary driver of the royalty revenue recognized in each of the years presented. Due to changes in the structure of the arrangement over time, historic changes in royalty revenue have not necessarily been indicative of trends in new patient starts or other related metrics.

Mr. Martin James
July 29, 2016

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page 53

8.	Please revise future filings to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, disclose that fact. Refer to ASC 280-10-50-40.

Response:

We respectfully acknowledge the Staff's comment.  In future filings we will report within our segment footnote disclosure revenues from external customers for each product and service or each group of similar products and services. Specifically, in future filings, we will include within the segment footnote disclosure revenues for U.S. OmniPod, International OmniPod, and Drug Delivery as presented in our Results of Operations section of our Form 10-Q for the period ended March 31, 2016.

9.	In future filings, please disclose the geographic information relating to revenues and long-lived assets required by ASC 280-10-50-41 unless it is impracticable to do so. This includes disclosing revenues from external customers attributed to the U. S. and attributed to all foreign countries from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, disclose those revenues separately. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Response:

We respectfully acknowledge the Staff's comment.  In future filings we will disclose within our segment footnote disclosure information relating to revenues and long-lived assets required by ASC 280-10-50-41.

Goodwill, page 53

10.	You disclose that you operate in one segment and you have a single reporting unit as you do not have segment managers and you do not review discrete financial information below consolidated results on a regular basis. Please tell us about how you applied ASC 350-20-35-33 through 35-37 in determining that you had only one reporting unit.

Mr. Martin James
July 29, 2016

Response:

In concluding that the Company only has one reporting unit in accordance with ASC 350-20-35-33 through 35-37, we:
•	identified the components that constitute a business within our single operating segment,
•	evaluated the financial information that is made available for the components,
•	evaluated our management reporting structure to identify segment management, and
•	evaluated whether segment management reviews the operating results of the components on a regular basis.

Components that constitute a business

As of December 31, 2015, the Company had four components that engage in business activities from which it may earn revenue and incur expenses; specifically U.S. OmniPod, International OmniPod, Drug Delivery, and Neighborhood Diabetes (Neighborhood) defined as follows:

OmniPod – U.S.
The Company is engaged in the development, manufacture and sale of the OmniPod System, an innovative, discreet and easy-to-use continuous insulin delivery system for people with insulin-dependent diabetes. The Company began commercial sale of the OmniPod System in the United States in 2005 and sells the OmniPod System in the United States through direct sales to customers and through distribution partners.

OmniPod – International
The OmniPod System is currently available in multiple countries in Europe and in Canada. In Europe, the OmniPod System is sold through an exclusive distribution partner, Ypsomed Distribution AG.  In July 2015, the Company executed an asset purchase agreement with GlaxoSmithKline whereby the Company acquired assets associated with the Canadian distribution of the Company’s products and the Company assumed the distribution, sales, marketing, training and support activities for the OmniPod system in Canada.

Drug Delivery
The Company partners with global pharmaceutical and biotechnology companies to tailor the OmniPod technology platform for the subcutaneous delivery of pharmaceuticals.

Neighborhood
The Company acquired Neighborhood, a distributor of medical supplies for the treatment of diabetes, in June 2011.  The main operations of the distribution business included order intake, customer support, sales, distribution and billing.  The acquisition provided the Company with additional products, customers and bandwidth in these areas. This expertise was strategic to the Company as it was anticipating the launch of its second generation OmniPod and believed the additional infrastructure was needed to support a successful launch. As further outlined in our response to question #13 below, the acquisition of Neighborhood had specific benefits that supported the core OmniPod business.

Mr. Martin James
July 29, 2016

Availability and Utilization of Discrete Financial Information

As of December 31, 2015, revenue was measured and reported for U.S. OmniPod, International OmniPod, Drug Delivery, and Neighborhood.  A measure of profit by component is not made available to, nor used by, the Chief Operating Decision Maker (CODM, as identified below) or his direct reports. The only discrete financial information at the component level that is reviewed by the CODM and direct reports is revenue (see separate discussion of Neighborhood results provided to Chief Financial Officer (CFO) below).

While the CODM and direct reports are provided with revenue for each component as noted above, the consolidated income statement is used by the CODM and direct reports to manage and assess the performance of the business. Specifically, the CODM utilizes consolidated revenue, gross margin, operating expenses and earnings before interest and taxes (EBIT) as key performance indicators. Decisions are made and resources are allocated based on consolidated operating results and non-financial information as discussed in the sections below.

Evaluation of Management Reporting Structure

Identification of Chief Operating Decision Maker

In order to properly identify segment management, we first identified our CODM. The Chief Executive Officer (CEO) has the overall responsibility of making managerial decisions for the Company and is considered the CODM. This conclusion was reached based on the fact that the CEO is the key operating decision maker for the Company and is the individual that allocates resources and assesses the operating results of the Company. The CEO views the Company as a consolidated organization focused on the manufacture and distribution of medical devices for subcutaneous drug delivery.  Key operating decisions are made to drive the consolidated results of the organization.

Primary areas of focus for the CEO during 2015 included: 1) putting in place an effective team to capitalize on current opportunities, 2) improving product quality and positioning the current products for greater adoption, and 3) establishing product development roadmaps for the business to drive long-term growth. The ultimate goal was to maximize revenue and profits through the marketing and distribution of medical devices for subcutaneous drug delivery for diabetes and other medical needs utilizing the Company’s core OmniPod technology. Resource allocation decisions are made by the CEO utilizing consolidated financial results and other operational information. While there are separate components that constitute a business, those components simply represent ways in which the underlying technology is penetrating the market. In this regard, the allocation of resources is primarily based on improvement to the core technology and manufacturing capacity. For example, from a research and development standpoint, research and development is viewed as a shared service given that projects generally benefit multiple components as the same platform technology is utilized for subcutaneous drug delivery. Current projects which are aimed to benefit the organization include Bluetooth technology, mobile applications, and various types and sizes of pods that can handle different applications such as concentrated insulin or that can be used with other pharmaceuticals. As another example, from a commercial standpoint, decisions are made by the CEO leveraging know-how across the consolidated business regarding channel, pricing, and market access strategies.

Given this view, the CEO primarily focuses on consolidated results when assessing performance. While he is presented with revenue by component, the overall focus is market penetration and enhancements to the underlying device and, as such, while the component revenues are viewed as an indicator of market penetration, overall consolidated revenue is driving decision making. The CEO’s view of the business and his view that the Company had previously realized the synergies that were available from Neighborhood, were contributing factors driving the decision to pursue the divestiture of Neighborhood, which was sold to Liberty Medical LLC in February 2016, as it was no longer a significant growth driver for the consolidated business.

Mr. Martin James
July 29, 2016

The Company has noted the following verifiable evidence that operating decisions are made at the consolidated level rather than the component level:

•
The Company’s annual performance-based cash bonus plan is based on consolidated results, specifically revenue and operating profitability (i.e. EBIT). It should be noted that the percentage of the portion of the bonus related to consolidated operating profitability is at the discretion of the Compensation Committee of the Board of Directors (BOD) (e.g. it is not automatically approved). Separate from corporate financial results, each individual of the executive team has a portion of their bonus (20%) that is contingent upon their achievement of personal goals set by the CODM. As of December 31, 2015, the only individual that had a portion of their bonus related to component performance was the President, Drug Delivery, and that was based on revenue growth and represented only approximately 5% of his bonus.  While that portion of the bonus was based on component revenue growth, component operating profitability was not measured nor evaluated as a factor in his performance.

•	The BOD is provided with consolidated operating results; they are not provided with component-level information other than revenue.
•	The CODM is the sole key decision maker and authority over key operating business decisions is not delegated further.
•
A budget by department (based on the matrix organization structure discussed below) is generated solely to control spend at the functional level and to identify managers to oversee the budget allocated to those departments. Budgets are not generated nor managed at a business component level.  The departments are viewed as corporate functions and a discrete measure of profit is not generated or reviewed for the departments.

•
In discussing the business on earnings calls, in press releases and SEC documents, the Company discusses revenue by component and consolidated revenue, gross margin and operating profitability. The Company does not discuss any discrete financial information for each component beyond revenue.

Mr. Martin James
July 29, 2016

Identification of Segment Management
The Company evaluated its reporting structure for the purposes of identifying segment management under ASC 280 as of December 31, 2015.

The Company’s reporting structure is based on a matrix organization, under which the direct reports of the CODM are primarily responsible for functional departments, including sales and marketing, manufacturing and operations, research and development, quality and regulatory affairs, finance, legal, information technology and human resources. These individuals support the consolidated organization.

The following were the key positions within the executive team and direct reports of the CEO as of December 31, 2015:

•	The CEO was responsible for making final, overall managerial decisions for the consolidated Company.
•	The CFO oversaw the financial and IT related decisions for the business. The CFO also provided direct oversight to the General Manager of Neighborhood.
•
The Chief Commercial Officer (CCO) oversaw worldwide OmniPod revenue, as well as global selling and marketing initiatives.  The CCO was also responsible for all OmniPod and Neighborhood customer service and reimbursement activities.

•
The President, Drug Delivery, oversaw the commercial development of the non-diabetes drug delivery component, including drug delivery revenue as well as selling and marketing efforts to leverage the OmniPod technology across new markets and increase market share.

•	The General Counsel oversaw legal and corporate compliance matters.
•	The EVP of Human Resources oversaw all HR, compensation, and benefit matters.
•	The VP, Advanced Technology & Engineering, oversaw all research and development (R&D) initiatives (e.g. OmniPod and non-diabetes drug delivery products).
•	The VP, Global Manufacturing and Operations, oversaw all Company-wide production, distribution, purchasing, and facilities related matters.
•	The VP, Quality Assurance and Regulatory Affairs, oversaw product quality and regulatory matters for all products sold by Insulet.
•	The VP, Investor Relations and Corporate Communications, oversaw communications between the Company and financial community and other parties as required.

Mr. Martin James
July 29, 2016

Of the individuals noted above, three individuals that reported to the CODM were responsible for specific aspects of certain components of the business:

•	Chief Financial Officer
Beginning in mid-2015, the VP/General Manager of Neighborhood reported to the CFO. The VP/General Manager of Neighborhood did not report to the CODM before or after this change.  The CFO began to oversee the VP/General Manager of Neighborhood after a decision by the CEO to explore/evaluate potential strategic opportunities for Neighborhood (see response to question #13 below). Since the time Neighborhood was acquired in 2011, a discrete measurement of component profit was available; however, this information was not shared or discussed with the CODM. Certain discrete financial information for Neighborhood was shared with the CFO starting in mid-2015 and was compiled for the purposes of evaluating strategic alternatives for the business. This information was not used by the CFO to assess the performance of the business, make key operating decisions, or allocate resources.

We have concluded that the VP/General Manager of Neighborhood did not meet the definition of a segment manager since he was not directly accountable to and did not discuss operating activities and financial results for Neighborhood with the CODM. We have also concluded that the CFO did not meet the definition of a segment manager since he did not manage the operating activities or review the financial results of Neighborhood other than to evaluate strategic alternatives for the business as discussed above.

•	Chief Commercial Officer
The CCO oversaw the commercial development of the OmniPod business globally (i.e. U.S. and International).  The CCO was responsible for global OmniPod revenue as well as selling and marketing efforts of the OmniPod business, including managing customer service, identifying new patients and markets and driving revenue growth.  The CCO was not responsible for the other operating functions that support the OmniPod business, such as manufacturing and distribution (managed by the VP, Global Manufacturing and Operations), research and development (managed by the VP of Advanced Technology and Engineering), regulatory matters (managed by the VP, Quality Assurance and Regulatory Affairs) or personnel matters (managed by the EVP of Human Resources) and was not evaluated based on the operating performance of the OmniPod business. The Company does not prepare discrete information for the OmniPod component beyond revenue, which was the only component information provided to and reviewed by the CCO.

Based on these considerations, we have concluded that the CCO did not meet the definition of a segment manager as she was not directly accountable for the operations of any business component, performance was not assessed based on financial performance for any individual business component and she did not review a discrete measure of profit for any business component.

Mr. Martin James
July 29, 2016

•	President, Drug Delivery
The President, Drug Delivery, oversees the non-diabetes drug delivery product sales as well as commercial development of Drug Delivery opportunities; therefore he has a high level of responsibility over the Drug Delivery product line. His responsibility is primarily to manage the Company’s existing Drug Delivery relationships and explore new Drug Delivery opportunities and is not responsible for other operating functions of the Drug Delivery business, such as manufacturing and distribution (managed by VP Global Manufacturing), R&D (managed by VP of Advanced Tech), regulatory matters (managed by VP Quality Assurance and Regulatory Affairs) or personnel matters (EVP of Human Resources) and is not evaluated based on the operating performance of the Drug Delivery business outside of revenue growth.  The Company does not prepare discrete financial information for the component beyond revenue, which is the only component information provided to and reviewed by the President, Drug Delivery.

Based on these considerations, we have concluded that the President, Drug Delivery did not meet the definition of a segment manager as he was not directly accountable for the operations of any business component, performance was not assessed based on financial performance for any individual business component (outside of revenue) and he did not review a discrete measure of profit for any business component.

The remaining executives, other than the CEO, oversaw functional areas across the organization such as human resources, manufacturing and supply chain operations, quality, legal, regulatory affairs and research and development, which do not represent components of the organization or potential operating segments.  Therefore, these individuals did not meet the definition of a segment manager.

Conclusion

Based on our assessment, we have concluded that the Company’s CODM represents the sole segment manager within the organization. The CODM bases key operating decisions and the allocation of resources on the evaluation of the consolidated business as described in the sections above. A discrete measure of component profitability is not made available to the CODM nor any of his direct reports to assess the performance of the business.  Therefore, the Company has a single reporting unit.

Shipping and Handling Costs, page 55

11.	Please revise this note in future filings to also disclose the amount of shipping and handling costs included in general and administrative expenses. Refer to ASC 605-45--50-2.

Mr. Martin James
July 29, 2016

Response:

We respectfully acknowledge the Staff's comment.  In future filings we will disclose the amount of shipping and handling costs included in general and administrative expenses in accordance with ASAC 605-45-50-2.

Concentration of Credit Risk, page 55

12.	In future filings when disclosing significant customers under ASC 280-10-50-42, in cases where a single customer is a significant customer in more than one year, please revise the disclosure so that you link the significance for each period presented to that customer.

Response:

We respectfully acknowledge the Staff's comment.  In future filings when disclosing significant customers representing more than 10 percent of total revenue under ASC 280-10-50-42, in cases where a single customer is a significant customer in more than one year, we will link the significance for each period presented to that customer.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 8

13.	You disclose that the majority of your goodwill is related to your acquisition of Neighborhood Diabetes in 2011. We note that you recorded $37.5 million in goodwill from that transaction but that you included only $0.14 million of goodwill in the Neighborhood Diabetes assets presented as discontinued operations at December 31, 2015. Please refer to ASC 350-20-40 and address the following:

•	Explain to us in further detail how you considered the goodwill related to Neighborhood Diabetes in that presentation.
•	Provide us with your calculation of the amount of goodwill allocated to discontinued operations.
•	Clarify for us whether the Neighborhood Diabetes business was ever fully integrated into your reporting unit and if so, describe the process and timeline of how this was accomplished.
•	Provide us with a qualitative description of the factors that make up the goodwill that will remain in your continuing operations after consummation of the Neighborhood Diabetes sale.

Response:

In accordance with ASC 350-20-40, when an entity disposes of a portion of the business and the disposal group is part of the reporting unit where goodwill resides, a portion of that goodwill should be allocated to the carrying value of the disposal group.  Goodwill is allocated to the business being disposed of using the relative fair value approach. However, if the business to be disposed of was never integrated into the reporting unit, after its acquisition, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of. That situation might occur when the acquired business is operated as a standalone entity or when the business is to be disposed of shortly after it is acquired.  However, as noted in ASC 350-20-40-7, situations in which the acquired business is operated as a standalone entity are expected to be infrequent because some amount of integration generally occurs after an acquisition.

Mr. Martin James
July 29, 2016

The Company acquired Neighborhood in June 2011 and at that time publically cited the following key strategic benefits of the acquisition:

•
provides Insulet with a full suite of diabetes management product offerings, including the OmniPod Insulin Management System, blood glucose testing supplies, continuous glucose monitoring sensors and insulin;

•	accelerates Insulet's sales force expansion, improving overall reach, frequency and quality of communications with healthcare providers, insurers and customers;
•
strengthens Insulet's back office support capabilities with an experienced reimbursement and support infrastructure capable of processing substantially more customer claims to support Insulet's growing customer base;

•	significantly and immediately expands Insulet's access to insulin-dependent multiple daily injection patients who may be better served with the OmniPod insulin pump; and
•	provides Insulet with the pharmacy adjudication capabilities to drive incremental sales of high value consumables including insulin and other diabetes drug therapies.

These benefits, and therefore, the related goodwill associated with them, were expected to support our core OmniPod business. Neighborhood’s existing patient base consisted of people with Type 1 and Type 2 diabetes and Neighborhood worked with a wide array of payors for insurance reimbursement.  Diabetes patients can have unique requirements for their treatments, including supplies (insulin delivery mechanisms, insulin, blood glucose meters, test strips, lancets, etc.) and documentation for their purchase and insurance claims (prescription, statement of medical necessity, etc.).  The acquisition allowed for cross-selling opportunities (i.e. including sales of supplies to OmniPod customers and sales of OmniPod to Neighborhood customers) and knowledge sharing for best practices relating to patient and payor interactions. It also allowed us to leverage the Neighborhood customer service platform which was known for its high touch customer service model to improve retention of our OmniPod customers.

Mr. Martin James
July 29, 2016

We integrated Neighborhood’s business, reporting and organization into our existing organizational structure and our consolidated reporting unit by the end of 2012 and the Neighborhood business physically moved into the corporate headquarters.  Administrative functions such as order intake, customer care, billing, IT, distribution and finance had been integrated to operate as one support group across both legacy businesses, in support of operational synergies. Product was stored and distributed out of a shared warehouse location and tracked through a shared inventory management system. The medical billing and collections group (both legacy Insulet and legacy Neighborhood) reported to the same manager who in turn reported to the Corporate Controller and leveraged operational know-how to improve interactions with patients and payors. Similar cross-functional reporting structures were put in place for the other functional areas. The integration allowed the consolidated business to leverage the existing knowledge bases across the legacy business and improve upon policies and procedures and prepare for expansion of the consolidated business. As the nature of the roles and responsibilities are similar, we put effort into cross-training individuals within this organization to function in both Insulet and Neighborhood capacities where possible.

In mid-2015, the Company began the process of evaluating strategic alternatives for Neighborhood, primarily driven by the Company’s new CEO focusing more on the Company’s core competencies surrounding the OmniPod technology. Management believed that it had realized the acquisition synergies and cross-selling opportunities to their greatest extent and in February 2016, the Company sold Neighborhood to Liberty Medical LLC.

As noted above, Neighborhood was integrated into our single reporting unit (see response to question #10 above) and therefore, in accordance with ASC 350-20-40, upon disposition of Neighborhood, the Company allocated a portion of the reporting unit’s goodwill to the Neighborhood business which was included in the disposal group in the three months ended March 31, 2016.  The Company assessed the total fair value of its overall business by calculating its total market capitalization as of the date of sale of Neighborhood.  This was then compared to the sale price for Neighborhood assuming a normalized working capital figure (use of the final sales price inclusive of working capital adjustments would not result in a material difference in goodwill). A control premium was not used in the valuation of the reporting unit as the application of a reasonable control premium to the market capitalization would not result in a material difference in the allocation of goodwill.  The calculation used for the allocation was as follows (in thousands):

Sales Price of Neighborhood		$5,000

Consolidated Market Capitalization at 2/12/16	÷	$1,422,166

Neighborhood Relative Percentage of Fair Value		0.35%

Total Goodwill as of 2/12/16		$39,823

Neighborhood Goodwill	x	$140

Mr. Martin James
July 29, 2016

The goodwill that remains with our continuing operations after the consummation of the Neighborhood sale mainly consists of the following:

•	synergies obtained from utilization of Neighborhood’s back office functions such as order management, medical billing, and logistics to help support sales growth;
•	leverage of cross selling opportunities to the prior Neighborhood customer base, offering the OmniPod System as an alternative to other treatment options;
•	knowledge of Neighborhood’s operations in the pharmacy channel in support of the exploration of future initiatives to expand OmniPod sales in the pharmacy channel;
•	customer service practices, which have helped to improve retention rates for OmniPod using a high-touch customer service model;
•	general experience gained from interactions with various types of patients and payors to improve overall reimbursement rates;
•	knowledge of Medicare and Medicaid practices as we work to gain approval for Medicare and Medicaid reimbursement for the OmniPod; and
•	enhanced distribution for the sale of finished goods.

Revenue, page 27

14.	Please tell us the reasons for the decreased revenue during the first quarter of 2016 as compared to the fourth quarter of 2015 as disclosed on page 75 of your Form 10-K. Address in your response the applicability of Instruction 5 to Regulation S-K Item 303(b).

Mr. Martin James
July 29, 2016

Response:

The decreased revenue during the first quarter of 2016 as compared to the fourth quarter of 2015 was primarily driven by the divestiture of Neighborhood in February 2016, representing approximately $17 million (or approximately 90%) of the $19 million change.  Approximately $2 million of the decrease was driven by lower U.S. OmniPod volumes in the first quarter of 2016 as compared to the fourth quarter of 2015, primarily a result of historical seasonality due to patients buying more product at the end of the calendar year before their insurance plan deductibles reset.  We have determined that the seasonality in the business does not have a material impact on financial results.  Having reviewed the guidance in Instruction 5 of Regulation S-K Item 303(b), we determined no additional disclosure was warranted.

*    *    *    *    *

Mr. Martin James
July 29, 2016

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (978) 600-7759.  Thank you for your assistance.

Sincerely,

/s/ Michael L. Levitz

Michael L. Levitz
Chief Financial Officer
(Principal Financial and Accounting Officer)
Insulet Corporation

Cc:             Kate Tillan, Assistant Chief Accountant